SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FIRST QUARTER 2004 CONSOLIDATED EARNINGS RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro, Brasil – April 26th, 2004 – Tele Sudeste Celular Participações S.A. (“TSD”), (BOVESPA: TSEP3 (Common); TSEP4 (Preferred); NYSE: TSD), discloses today its consolidated results for the first quarter 2004 (1Q04). The closing rates for April 26th, 2004 were: TSEP3: R$ 5.30 / 1,000 shares, TSEP4: R$ 6.40 / 1,000 shares and TSD: US$ 10.65 / ADR (1:5,000 preferred shares). TSD is a holding company controlling 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunications service providers in Rio de Janeiro and Espírito Santo, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total population of the country.

Except where otherwise stated, the financial and operating information here is presented on a consolidated basis in accordance with the Brazilian Corporate Law:

HIGHLIGHTS

Tele Sudeste Celular

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Net Operating Revenue	448.8	498.3	-9.9%	463.5	-3.2%
Net Operating Revenue from Services	395.7	411.4	-3.8%	416.3	-4.9%
Net Operating Revenue from	53.1	86.9	-38.9%	47.2	12.5%
Total Operating Costs	(280.2)	(320.5)	-12.6%	(295.7)	-5.2%
EBITDA	168.6	177.8	-5.2%	167.8	0.5%
EBITDA Margin (%)	37.6%	35.7%	1.9p.p.	36.2%	1.4p.p.
Depreciation and Amortization	(109.6)	(114.6)	-4.4%	(109.7)	-0.1%
EBIT	59.0	63.2	-6.6%	58.1	1.5%
Net Profit	37.8	57.3	-34.0%	29.9	26.4%
Profit per share (R$ per 1,000 shares)	0.08	0.13	-38.5%	0.07	14.3%
Profit per ADR (R$)	0.42	0.66	-36.4%	0.35	20.7%
Number of shares (billion)	449.0	432.6	3.8%	432.6	3.8%

Capital Expenditures	17.8	108.7	83.6%	68.5	-74.0%
Investment as % of revenues	4.0%	21.8%	-17.8p.p.	14.8%	-10.8p.p.
Operating Cash Flow	150.8	69.1	118.2%	99.3	51.9%

Clients (thousands)	3,774	3,709	1.8%	3,365	12.2%
Net additions	65	225	-71.1%	(89)	n.d.

Total figures are subject to discrepancies resulting from rounding up / down.

Tele Sudeste, along with Telesp Celular Participações S.A., Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture between Telefónica Móviles and Portugal Telecom. On April 13, 2003, the “Vivo” brand was launched to unify the group’s operations, providing evidence of its coverage area and capitalizing on its national coverage and market strategy. Today the brand is Top of Mind in the Brazilian market.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

HIGHLIGHTS 1Q04

  TSD's customer base grew 12.2% and 1.8% compared to 1Q03 and 4Q03, respectively.

  Commercial activity was intense as reflected by net additions of 65 thousand new users in 1Q04, compared to a reduction of 89,000 in 1Q03.

  TSD reaches all the municipalities, which means 100% of its coverage area, consolidating Vivo as the best coverage and quality service operator.

  Net Profit totaled R$ 37.8 million in 1Q04, up 26.4% from the same period last year.

  EBITDA margin reached 37.6% in the period, which represents an increase of 1.4 percentage point when compared to 1Q03.

  Operating cash flow of R$ 150.8 million in 2003, a rose of 51.9% from 1Q03, showing that the company generates sufficient cash flow to maintain its investments.

Technological Innovation

TSD employs CDMA and 1xRTT digital technologies to provide wireless telephony services, reaching 100% of the municipalities within its coverage region

On March 31, the 1xRTT service covered 10 municipalities in TSD’s region, or approximately 45% of the population. In Rio de Janeiro metropolitan region, it reached from Galeão Airport to Recreio dos Bandeirantes, and also the center of Niterói, Icaraí and Macaé. In the state of Espírito Santo the 1xRTT service covered the cities of Vitória, Vila Velha, Cariacica, Serra and Colatina. TSD, launched IN October 2003 "Vivo ao Vivo" - a multimedia super platform, which is a revolution in the concept of service access. "Vivo ao Vivo" brings all services to the handset within reach of a click. "Vivo ao Vivo": Usage interface through icons which represent the operator’s main services – making it easy for the users to access and handle these services (WAP, SMS, voice mail, voice portal, MMS, tones and images, messaging, camera and customization – which is called “Meu Vivo ao Vivo” ).

Basis of Presentation of Results

On July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Code (CSP) for long distance calls. Therefore, the TCP operators no longer earn VC2 or VC3 (long-distance) revenues, which were replaced with interconnection revenues from the use of its network to complete long distance calls.

As of July 2003, Bill & Keep was implemented, for which payment for the use of the local network between the SMP operators will only occur when the traffic between them exceeds 55%, causing an impact on revenue and interconnection costs. However, this change does not materially affect EBITDA.

OPERATING PERFORMANCE

Operating Data

	1Q04	4Q03	Δ %	1Q03	Δ %

Total clients (thousands)	3,774	3,709	1.8%	3,365	12.2%
Contract	1,148	1,156	-0.7%	1,116	2.9%
Prepaid	2,626	2,552	2.9%	2,250	16.7%
Market Share (%)*	49.1%	49.6%	-0.5p.p.	54.8%	-5.7p.p.
Net Additions (thousands)	65	225	-71.1%	(89)	n.d.
Contract	(9)	19	n.d.	29	n.d.
Prepaid	74	206	-64.1%	(118)	n.d.
Market Share of Net Additions (%)*	30.5%	35.6%	-5.1p.p.	-	-
Market Penetration (%)	41.9%	40.7%	1.2p.p.	33.1%	8.8p.p.
SAC (R$)	145	131	10.7%	164	-11.6%
Monthly Churn (%)	2.45%	2.48%	-0.03p.p.	2.45%	0p.p.
ARPU (in R$/month)	35.5	38.6	-8.0%	40.1	-11.5%
Contract	75.5	77.9	-3.1%	80.2	-5.9%
Prepaid	16.6	17.9	-7.3%	18.4	-9.8%
Total MOU (minutes)	99	105	-6.1%	102	-2.9%
Contract	185	199	-6.8%	188	-1.2%
Prepaid	56	57	-2.1%	58	-2.3%
Employees	1,643	1,668	-1.5%	1,849	-11.1%
Client / Employee	2,297	2,224	3.3%	1,820	26.2%

*	Source: Anatel

Operating Highlights

  TSD's customer base expanded by 12.2% when compared to the 1Q03, maintaining its strategy of sustained growth, being 30.4% contract clients and 69.6%, prepaid clients.

  In 1Q04, TSD had 49.1% market share in the states in which it operates, where a total of four wireless companies operate, according to ANATEL (Brazilian Telecom Regulatory Agency).

  Despite the significant number of net additions, of which were largely pre-paid clients, blended ARPU fell 8.0% in the quarter, seasonal effects and also the bonuses awarded to gain and encourage clients to replenish their phones. Excluding the SMP effect, decrease of blended ARPU compared to 1Q03 would be of 3.5%.

  Compared to 1Q03, the substantial number of gross additions and the best prices presented by suppliers caused a 11.5% SAC reduction to R$ 145.

  Productivity gains in 1Q04 were of 26.2% and of 3.3% in comparison to 1Q03 and 4Q03, respectively.

FINANCIAL PERFORMANCE

Net Operating Revenues

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Subscription and usage	198.0	208.1	-4.8%	223.3	-11.3%
Network usage charges	188.2	190.0	-0.9%	189.7	-0.8%
Other services charges	9.5	13.3	-28.6%	3.3	187.9%
Net operating revenues from services	395.7	411.4	-3.8%	416.3	-4.9%
Net operating revenues from handsets	53.1	86.9	-39,0%	47.2	12,5%
Total Operating Revenue	448.8	498.3	-9.9%	463.5	-3.2%

Net Operating Revenue from Services

Net operating revenue from services reached R$ 395.7 million, which, excluding the effect of SMP (B&K and CSP) would have risen 3.8% compared to 1Q03, reflecting the 8.0% growth in the average customer base. This was offset by an increase in prepaid clients as a percentage of the total base (69.6% in 1Q04 and 66.9% in 1Q03) and also due to higher promotional bonuses granted in the period for acquisition and stimulating to prepaid recharges.

Data Revenues

Data revenue presented strong growth, increasing 80.7% and representing 1.9% of net operating revenue from services in 1Q04 (1.0% in 1Q03). Incremental data revenue grew as a function of new services made available and from popular nationwide campaigns to promote the access and use of these services. SMS represented 67.4% of data revenue, and increased by 167.2% compared to 1Q03. The average number of SMS messages sent per month in 1Q04 was approximately 10 million, 92% above 1Q03. In 1Q04, 93% of total customer base held handsets with WAP services capabilities and 74% with SMS.

Operating Costs

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Personnel	(23.7)	(27.9)	-15.1%	(29.8)	-20.5%
Cost of services rendered	(67.5)	(71.0)	-4.9%	(100.9)	-33.1%
Leased Lines	(14.6)	(14.6)	-	(21.2)	-31.1%
Interconnection	(14.6)	(21.2)	-31.1%	(42.9)	-66.0%
Rents / Insurance / Condominium fees	(10.6)	(10.8)	-1.9%	(11.0)	-3.6%
Fistel and other fees and contributions	(17.4)	(14.1)	23.4%	(16.0)	8.7%
Third-party services	(10.2)	(9.9)	3.0%	(9.2)	10.9%
Others	(0.1)	(0.4)	-75.0%	(0.6)	-83.3%
Cost of goods sold	(80.7)	(133.0)	-39.3%	(71.1)	13.5%
Selling expenses	(80.1)	(80.4)	-0.4%	(59.3)	35.1%
Provision for doubtful debtors	(11.4)	(12.1)	-5.8%	(9.8)	16.3%
Third-party services	(64.9)	(63.5)	2.2%	(45.9)	41.4%
Others	(3.8)	(4.8)	-20.8%	(3.6)	5.6%
General and administrative expenses	(26.8)	(36.3)	-26.2%	(32.3)	-17.0%
Other operating revenues (expenses)	(1.4)	28.0	-	(2.3)	-39.1%
Costs excluding depreciation or amortization	(280.2)	(320.5)	-12.6%	(295.7)	-5.2%
Depreciation and amortization	(109.6)	(114.6)	-4.4%	(109.7)	-0.1%
Total Operating Costs	(389.8)	(435.1)	-10.4%	(405.4)	-3.8%

Cost of Personnel

TSD’s cost of personnel was reduced 15.1% in relation to 4Q03 and 20.5% when compared to 1Q03. This reduction is related to the productivity increase and by the workforce optimization (26% productivity growth).

Cost of Services Rendered

Cost of services provided by TSD decreased by 33.1% when compared to 1Q03 and was mainly affected by lower interconnection costs (SMP effects), and in leased lines due to the installation of the company's own backbone infrastructure. Excluding the SMP effects, this account would have presented a 1.5%-rise.

Cost of Goods Sold

TSD's cost of goods sold in 1Q04 rose by 13.5% in relation to 1Q03, despite the rise of 57% and the incentive to the upgrade in terminals. The raise is mainly explained by best prices presented by suppliers.

Selling Expenses

Commercialization of services expenses increased by 35.1% in relation to 1Q03 mainly due to intensified marketing actions and investments in events related to the “VIVO” brand consolidation – which reached a Top of Mind of 50% vs. 25% two months after the launching.

Bad debt

Bad debt was 1.9% of total gross operating revenues in 1Q04, in line with the 4Q03, and has remained low due to the constant efforts accomplished to maintain the quality of the contract customer base, as well as to keep the VIVO Group's strategy for controlling credit to resellers and corporate clients.

EBITDA

In 1Q04, TSD's EBITDA reached R$ 168.6 million and its EBITDA margin for the period was 37.6%, up 1.4 p.p. when compared to the 1Q03, despite the competitive environment (4 operators) and the greater commercial activity.

Depreciation	Depreciation and Amortization decreased by 4.4% in 1Q04 in relation to 4Q03 due to the end of the depreciation period of analog network equipment.

Financial Result

R$ million	1Q04	4Q03	Δ %	1Q03	Δ %

Financial Income	21.2	22.7	-6.6%	33.4	-36.5%
Exchange rate variation	2.3	5.3	-56.6%	20.9	-89.0%
Other financial income	20.7	20.1	3.0%	13.4	54.5%
(-) PIS/Cofins taxes on financial income	(1.8)	(2.7)	-33.3%	(0.9)	100.0%
Financial Expenses	(19.4)	(59.4)	-67.3%	(45.6)	-57.5%
Exchange rate variation	(4.1)	(5.2)	-21.2%	(0.6)	583.3%
Losses from derivatives	(5.4)	(4.1)	31.7%	(35.7)	-84.9%
Interest on shareholders’ equity	-	(42.5)	-
Other Financial Expenses	(9.9)	(7.5)	32.0%	(9.3)	6.5%
Net Financial Result (Expenses)	1.8	(36.7)	n.d.	(12.2)	n.d.

Financial Result

TSD's net financial result for 1Q04 mainly reflected a strong reduction in losses from derivatives due to exchange rate variations of the Brazilian real against the US dollar, when compared to 1Q03. The company posted financial income of R$ 1.8 million vs. a financial expense of R$ 36.7 million in 4Q03, as an impact of the payment of Interest on Shareholders’ Equity, and vs. 12.2 million on 1Q03.

Loans and Financings

R$ million	March 31, 2004

Denominated in US$
Suppliers	18.1
Financial institutions	196.4

Total	214.5

R$ million	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003

Short-term	161.0	165.8	152.1
Long-term	53.5	53.2	238.6

Total Debt	214.5	219.0	390.8

Cash and financial investments	(462.7)	(388.4)	(197.5)
Derivatives	4.1	10.8

Net debt	(244.1)	(158.6)	193.3

Long-term debt repayment schedule
R$ million	Denominated in US$

2005	53.5

Total	53.5

Indebtedness

TSD's debt with loans and financing on March 31, 2004 amounted to R$ 214.5 million (against R$ 219.0 million on December 31, 2003), which is 100% denominated in US dollars and fully covered by hedging transactions. This debt was offset by cash and financial investments (R$ 462.7 million) and by derivative assets and liabilities (R$ 4.1 million in payables), resulting in a net cash of R$ 244.1 million. The Company’s debt has been showing steady improvement, and is 45.1% lower than the same period last year. At the end of 1Q04, short-term debt represented 75.1% of total debt.

Capital Expenditures

During the first quarter, TSD invested R$ 17.8 million in property, plant and equipment, mainly for providing new telecommunications services and developing its own transmission routes, which cover all the municipalities in its coverage area, consolidating the position of operator with largest coverage.

Operating Cash Flow

The positive operating cash flow demonstrates that TSD generates enough resources within its operations to afford its capital expenditures program. When one compares 1Q04 with 1Q03, operating cash flow presents an increase of 51.9%, totaling R$ 150.8 million.

Subsequent Events

On April 13, the “Vivo” brand celebrated its first year, reaching the 22 million client mark, making it the 10th largest wireless operator in the world and number one in the southern hemisphere, covering 20 Brazilian states, representing 87% of the territory in the country and 83% of GDP, with a market share of 45% on a national basis and 56% in its coverage area.

Following Tables:

Table 1: TSD – Consolidated Income Statement.
Tables 2 and 3: TSD – Consolidated Balance Sheet.

Contacts:	Ronald Aitken - IR Officer ronald.aitken@vivo.com.br (11) 5105-1172

Information available on the website http://www.vivo.com.br/ri

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: CONSOLIDATED INCOME STATEMENT FOR
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	1Q04	4Q03	1Q03

Gross operating revenue	613.4	666.3	614.5
Deductions from gross revenues	(164.6)	(168.0)	(151.0)
Net operating revenues from services	395.7	411.4	416.3
Net operating revenue from handsets	53.1	86.9	47.2
Net operating revenue	448.8	498.3	463.5
Operating costs	(280.2)	(320.5)	(295.7)
Personnel	(67.5)	(27.9)	(29.8)
Cost of services rendered	(67.5)	(71.0)	(100.9)
Cost of goods sold	(80.7)	(133.0)	(71.1)
Selling expenses	(80.1)	(80.4)	(59.3)
General and administrative expenses	(26.8)	(36.3)	(32.3)
Other operating income (expenses)	(1.4)	28.0	(2.3)
EBITDA	168.6	177.8	167.8
Depreciation and amortization	(109.6)	(114.6)	(109.7)
EBIT	59.0	63.2	58.1
Net financial income	1.8	(36.7)	(12.2)
Operating income	60.8	26.4	45.9
Non-operating revenues / expenses	(0.2)	(0.1)	(0.1)
Result before taxes	60.6	26.3	45.8
Income tax and social contribution	(22.8)	(11.4)	(15.9)
Reversion of interest on shareholders’ equity	-	42.5	-
Net profit for the period	37.8	57.3	29.9

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with the Brazilian Corporate Law)

R$ million	3/31/2004	12/31/2003

ASSETS

Current Assets	1,277.9	1,143.5

Cash and cash equivalents	462.7	382.5
Net accounts receivable	323.4	345.7
Inventory	53.7	51.4
Deferred and recoverable taxes	308.3	269.6
Prepaid expenses	63.9	27.1
Derivatives transactions	1.3	-
Other current assets	64.5	67.2

Long-term receivables	232.5	280.9

Tax incentives	1.5	1.5
Deferred and recoverable taxes	205.0	254.1
Derivatives transactions	7.3	7.6
Prepaid expenses	13.4	12.4
Other long-term assets	5.3	5.3

Permanent	1,305.1	1,399.0

Investment	0.4	0.4
Other investments	0.4	0.4
Net property, plant and equipment	1.304.2	1.398.0
Deferred	0.5	0.6

Total Assets	2,815.5	2,823.4

TABLE 2: CONSOLIDATED BALANCE SHEET
TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Accounts in accordance with Brazilian law)

R$ million	03/31/2004	12/31/2003

LIABILITIES

Current Liabilities	796.6	842.6

Personnel, social security charges/benefits	19.3	27.0
Suppliers and consignment	422.8	426.2
Taxes, fees and contributions	37.1	44.0
Interest on shareholders’ equity and dividends	-	50.7
Loans and financing	161.0	165.8
Contingency Provisions	54.5	52.1
Derivatives transactions	12.8	18.4
Profit Sharing	50.6	-
Other liabilities	38.5	58.3

Long-term Liabilities	77.7	77.5

Loans and financing	53.5	53.1
Contingency Provisions	23.1	23.3
Derivatives transactions	-	-
Other liabilities	1.1	1.0

Shareholders’ Equity	1,941.2	1,903.4

Capital	891.5	778.8
Capital reserve	206.9	293.4
Surplus reserve	167.8	194.0
Retained earnings (losses)	675.0	637.1

Total Liabilities	2,815.5	2,823.4

Glossary

Financial Terms:

EBIT – Operating result before interest and taxes.
EBITDA – Operating result before interest, taxes, depreciation and amortization.
EBITDA Margin = EBITDA / Net Operating Income.
CAPEX – Capital Expenditure
Operating Cash Flow = EBITDA – CAPEX.
Subsidy = (net income from goods – cost of goods sold + discounts given by suppliers) / gross additions
PDD – Provision for doubtful debtors. A concept in accounting that measures the provision made for accounts receivable due for more than 90 days.
Net debt = Gross debt – cash – financial investments – securities – active derivative transactions + passive derivative transactions
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash in a one-year period.
NE – Net Equity
Net debt/ (Net debt + NE) – Index which measures the Company’s financial leverage.
Current Capital (Short-term capital) = Current assets – Current liabilities
Working capital = Current Capital – Net Debt

Technology and Services

CDMA – (Code Division Multiple Access) – Aerial interface technology for cellular networks based on spectral spreading of the radio signal and channel division in the code domain.
1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union), and in accordance with the IMT-2000 rules, is the 3G (third generation) Technology.
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997, which allows access to Internet servers through specific equipment, a WAP Gateway at the carrier, and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
SMS – Short Message Service – Short text message service for cellular handsets, allowing customers to send and receive alphanumerical messages.

Operating indicators:

Customers – Number of wireless lines in service.
Gross additions – Total of new customers acquired in the period.
Net additions = Gross Additions – Reduction in number of customers
Market share = Company’s total number of customers / number of customers in its operating area
Net additions market share: participation of estimated net additions in the operating area.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area
Churn rate – Percentage measuring the number of inactive customers during a specific time period, relative to the average number of active customers in the same period = number of customers lost in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)
ARPU (Average Revenue per User) – net income from services per month / monthly average of customers in the period
Blended ARPU – ARPU of the total customer base (contract + prepaid)
Contract ARPU – ARPU of contract service users
Prepaid ARPU – ARPU of prepaid service users
MOU (minutes of use) – monthly average, in minutes, of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU – MOU of contract service users
Prepaid MOU – MOU of prepaid service users
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.
Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.